SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              AMENDMENT NO. 9


                     MARKETING SPECIALISTS CORPORATION
         ----------------------------------------------------------
                              (Name of Issuer)


                               Common Stock,
                          Par Value $.01 Per Share
        -----------------------------------------------------------
                      (Title of Class and Securities)


                                 590080107
        -----------------------------------------------------------
                   (CUSIP Number of Class of Securities)


                               Nick G. Bouras
                            MS Acquisition Ltd.
                         17855 North Dallas Parkway
                                 Suite 200
                            Dallas, Texas 75287
                               (972)860-7520

                                  Copy to:

                           Eileen T. Nugent, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              February 7, 2000
       -------------------------------------------------------------
                       (Date of Event Which Requires
                         Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

          Check the following box if a fee is being paid with this
          Statement: ( )



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      MS Acquisition Ltd.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      WC
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      TEXAS
     -----------------------------------------------------------------
                                 (7)  SOLE VOTING POWER

                                      29,509,690
       NUMBER OF SHARES          -------------------------------------
         BENEFICIALLY            (8)  SHARED VOTING POWER
          OWNED BY
           EACH                       3,485,972
        REPORTING                -------------------------------------
      PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                      29,509,690
                                 -------------------------------------
                                (10)  SHARED DISPOSITIVE POWER

                                      None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      32,995,662
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            83.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                      PN
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        MSSC Acquisition Corporation

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
     ------------------------------------------------------------------
                                   (7)  SOLE VOTING POWER

                                        29,509,690
       NUMBER OF SHARES            ------------------------------------
         BENEFICIALLY              (8)  SHARED VOTING POWER
          OWNED BY
           EACH                         3,485,972
        REPORTING                  ------------------------------------
       PERSON WITH                 (9)  SOLE DISPOSITIVE POWER

                                        29,509,690
                                   -----------------------------------
                                  (10)  SHARED DISPOSITIVE POWER

                                        None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      32,995,662
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           83.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                      CO
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      Richmont Capital Partners I, L.P.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
     ------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          29,509,690
       NUMBER OF SHARES              ----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                           3,485,972
        REPORTING                    ----------------------------------
       PERSON WITH                   (9)  SOLE DISPOSITIVE POWER

                                          29,509,690
                                    -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      32,995,662
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          83.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                      PN
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      J.R. Investments Corp.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     ------------------------------------------------------------------
     (3)  SEC USE ONLY
     ------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      OO
     ------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
     ------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          29,509,690
       NUMBER OF SHARES              ----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
          OWNED BY
           EACH                           3,485,972
        REPORTING                    ----------------------------------
       PERSON WITH                   (9)  SOLE DISPOSITIVE POWER

                                          29,509,690
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      32,995,662
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          83.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

               CO
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      John P. Rochon

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      TEXAS
     ------------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

                                           29,509,690
       NUMBER OF SHARES               ---------------------------------
         BENEFICIALLY                 (8)  SHARED VOTING POWER
          OWNED BY
            EACH                           3,485,972
         REPORTING                    ---------------------------------
        PERSON WITH                   (9)  SOLE DISPOSITIVE POWER

                                           29,509,690
                                      ---------------------------------
                                     (10)  SHARED DISPOSITIVE POWER

                                           None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      32,995,662
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          83.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                      IN



                                SCHEDULE 13D


     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      Nick G. Bouras

     ------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     ------------------------------------------------------------------
     (3)  SEC USE ONLY
     ------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      OO
     ------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      TEXAS
     ------------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

                                           29,509,690
       NUMBER OF SHARES              ----------------------------------
         BENEFICIALLY                 (8)  SHARED VOTING POWER
          OWNED BY
            EACH                           3,485,972
         REPORTING                   ----------------------------------
        PERSON WITH                   (9)  SOLE DISPOSITIVE POWER

                                           29,509,690
                                     -----------------------------------
                                     (10)  SHARED DISPOSITIVE POWER

                                           None
     ------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      32,995,662
     ------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     ------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          83.2%
     ------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                      IN
    -------------------------------------------------------------------



                                SCHEDULE 13D


     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      Timothy M. Byrd

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      TEXAS
     ------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          29,509,690
       NUMBER OF SHARES              ----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
          OWNED BY
           EACH                           3,485,972
        REPORTING                    ----------------------------------
       PERSON WITH                   (9)  SOLE DISPOSITIVE POWER

                                          29,509,690
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      32,995,662
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         83.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                      IN




               This Amendment No. 9 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by MS Acquisition Ltd., a Texas limited partnership ("MS Acquisition"), MSSC Acquisition Corporation, a Delaware corporation ("MSSC"), Richmont Capital Partners I, L.P., a Delaware limited partnership ("RCPI"), J.R. Investments Corp., a Delaware corporation ("JRIC"), John P. Rochon, a citizen of the State of Texas ("Rochon"), Nick G. Bouras, a citizen of the State of Texas ("Bouras"), and Timothy M. Byrd, a citizen of the State of Texas ("Byrd"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Marketing Specialists Corporation, formerly known as Merkert American Corporation, a Delaware corporation (the "Company"). This Amendment amends the Schedule 13D filed by MS Acquisition, MSSC, RCPI, JRIC and Richmont Marketing Specialists Inc. on May 7, 1999, as amended and restated by Amendment No. 1 thereto filed on August 18, 1999, as further amended by Amendment No. 2 thereto filed on January 7, 2000, as further amended by Amendment No. 3 thereto filed on April 3, 2000, as further amended by Amendment No. 4 on June 7, 2000, as further amended by Amendment No.5 on June 23, 2000, as further amended by Amendment No.6 on August 8, 2000, as further amended by Amendment No.7 on November 1, 2000 and as further amended by Amendment No. 8 dated January 26, 2001.

        The Schedule 13D previously filed is hereby amended by the addition of the following information:


Item 3. Source and Amount of Funds or Other Consideration

Proposed Acquisition of Beneficial Ownership

        Pursuant to a letter sent to the Special Committee of the Board of Directors of the Company on February 7, 2001, RCPI and certain investors reaffirmed their interest in offering to acquire the remaining outstanding shares of common stock of the Company which they do not already own at a price per share which reflects an equity value of the Company of $50.0 million. The proposal represents a per share valuation of $1.25. A copy of the letter is attached hereto as Exhibit XVIII.

        It is expected that the funds to be used by RCPI or such other investors in the proposed acquisition of the remaining shares of the Company will be drawn from the working capital of such entities and from funds held by them for investment.


Item 4. Purpose of Transactions.

Proposed Acquisition of Beneficial Ownership

        As previously disclosed on Schedule 13D, pursuant to the terms of a letter sent to the Company's board of directors on June 2, 2000, RCPI and certain investors have proposed to acquire the remaining outstanding shares of Common Stock of the Company which they do not already own at a price per share which reflects an equity value of the Company of approximately $50 million. On February 7, 2001, RCPI and certain investors affirmed their interest in proposing to acquire the remaining outstanding shares of the Company.

        The Item 2 Persons may buy or sell additional shares of Preferred Stock or Common Stock in the open market on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of the Preferred Stock or Common Stock, the terms and conditions of the transaction and prevailing market conditions.

Item 7.  Material Filed as Exhibits.


Exhibit I      - -    Joint Filing Agreement among RMSI, MS Acquisition, MSSC,
                      RCPI and JRIC.

Exhibit II     - -    Voting Agreement, dated as of April 28, 1999, between
                      RMSI, Monroe & Company II, LLC, Joseph T. Casey, Glenn F.
                      Gillam, Douglas H. Holstein, Gerald R. Leonard, Sidney D.
                      Rogers, Jr. and Thomas R. Studer.

Exhibit III    - -    Agreement and Plan of Merger, dated as of April 28, 1999,
                      by and among the Company, RMSI, MS Acquisition, Ronald D.
                      Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A.
                      Watt.

Exhibit IV     - -    Form of Certificate of Merger and Exhibit A to
                      Certificate of Merger.

Exhibit V      - -    Post-Merger Voting Agreement, by and among MS
                      Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R.
                      Guffey, Jeffrey A. Watt, Monroe & Company, LLC and JLM
                      Management Company, LLC.

Exhibit VI     - -    Registration Rights Agreement, dated as of August 18,
                      1999, by and among Merkert American Corporation, MS
                      Acquisition Limited, Ronald D. Pedersen, Bruce A. Butler,
                      Gary R. Guffey and Jeffrey A. Watt.

Exhibit VII    - -    Joint Filing Agreement among MS Acquisition, MSSC, RCPI,
                      JRIC, Rochon, Bouras and Byrd.

Exhibit VIII   - -    Common Stock Purchase Agreement, dated as of January 7,
                      2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit IX     - -    Common Stock Purchase Agreement, dated as of March 30,
                      2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit X      - -    Stockholders Agreement, dated as of March 30, 2000, by
                      and among Marketing Specialists Corporation, First Union
                      Investors, Inc. and MS Acquisition Limited.

Exhibit XI     - -    Letter, dated as of June 7, 2000, from Richmont Capital
                      Partners I, L.P. to the board of directors of Marketing
                      Specialists Corporation.

Exhibit XII    - -    Certificate of Designation of the Powers, Preferences and
                      Relative, Participating, Optional and Other Special
                      Rights of 8.0% Convertible Paid-In-Kind Preferred Stock and Qualification, Limitations and Restrictions thereof, dated June 22, 2000.

Exhibit XIII   - -    Preferred Stock Purchase Agreement, dated as of June 23,
                      2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.


Exhibit XIV    - -    Preferred Stock Purchase Agreement, dated as of August 8,
                      2000 by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit XV     - -    Certificate of Designation of the Powers, Preferences and
                      Relative, Participating, Optional and Other Special
                      Rights of Series B 8.0% Convertible Paid-In-Kind
                      Preferred Stock and Qualification, Limitations and
                      Restrictions thereof, dated November 1, 2000.

Exhibit XVI    - -    Preferred Stock Purchase Agreement, dated as of November
                      1, 2000 by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit XVII   - -    Preferred Stock Purchase Agreement, dated as of January
                      26, 2001 by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit XVIII  - -    Letter, dated February 7, 2001, from Richmont Capital
                      Partners I, L.P. to the Special Committee of the Board of
                      Directors of Marketing Specialists Corporation.*


*Filed with this Amendment



                                 SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  February 8, 2001              MS ACQUISITION LTD.

                                      By:    MSSC Acquisition Corporation,
                                             its General Partner

                                      By:       /s/ Nick G. Bouras
                                             ----------------------------
                                             Name:  Nick G. Bouras
                                             Title: Vice President



                               EXHIBIT INDEX


Exhibit I       -     Joint Filing Agreement among RMSI, MS Acquisition,
                      MSSC, RCPI and JRIC

Exhibit II      -     Voting Agreement, dated as of April 28, 1999, between
                      RMSI, Monroe & Company II, LLC, Joseph T. Casey,
                      Glenn F. Gillam, Douglas H. Holstein, Gerald R.
                      Leonard, Sidney D. Rogers, Jr. and Thomas R. Studer

Exhibit III     -     Agreement and Plan of Merger, dated as of April 28,
                      1999, by and among the Company, RMSI, MS Acquisition,
                      Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt

Exhibit IV      -     Form of Certificate of Merger and Exhibit A to
                      Certificate of Merger

Exhibit V       -     Post-Merger Voting Agreement, by and among MS
                      Acquisition, Ronald D. Pedersen, Bruce A. Butler,
                      Gary R. Guffey, Jeffrey A. Watt, Monroe & Company,
                      LLC and JLM Management Company, LLC

Exhibit VI      -     Registration Rights Agreement, dated as of August 18,
                      1999, by and among Merkert American Corporation, MS
                      Acquisition Limited, Ronald D. Pedersen, Bruce A.
                      Butler, Gary R. Guffey and Jeffrey A. Watt.

Exhibit VII     -     Joint Filing Agreement among MS Acquisition,
                      MSSC, RCPI, JRIC, Rochon, Bouras and Byrd.

Exhibit VIII    -     Common Stock Purchase Agreement, dated as of
                      January 7, 2000, by and between Marketing Specialists
                      Corporation and MS Acquisition Limited.

Exhibit IX      -     Common Stock Purchase Agreement, dated as of March
                      30, 2000, by and between Marketing Specialists
                      Corporation and MS Acquisition Limited.

Exhibit X       -     Stockholders Agreement, dated as of March 30, 2000, by
                      and among Marketing Specialists Corporation, First Union
                      Investors, Inc. and MS Acquisition Limited.

Exhibit XI      -     Letter, dated as of June 7, 2000, from Richmont Capital
                      Partners I, L.P. to the board of directors of Marketing
                      Specialists Corporation.

Exhibit XII     -     Certificate of Designation of the Powers, Preferences
                      and Relative, Participating, Optional and Other
                      Special Rights of 8.0% Convertible Paid-In-Kind
                      Preferred Stock and Qualification, Limitations and
                      Restrictions thereof, dated June 22, 2000.

Exhibit XIII    -     Preferred Stock Purchase Agreement, dated as
                      of June 23, 2000, by and between Marketing
                      Specialists Corporation and MS Acquisition Limited.

Exhibit XIV     -     Preferred Stock Purchase Agreement, dated as of
                      August 8, 2000 by and between Marketing Specialists
                      Corporation and MS Acquisition Limited.

Exhibit XV      -     Certificate of Designation of the Powers, Preferences
                      and Relative, Participating, Optional and Other
                      Special Rights of Series B 8.0% Convertible
                      Paid-In-Kind Preferred Stock and Qualification,
                      Limitations and Restrictions thereof, dated November
                      1, 2000.

Exhibit XVI     -     Preferred Stock Purchase Agreement, dated as of
                      November 1, 2000 by and between Marketing Specialists
                      Corporation and MS Acquisition Limited.

Exhibit XVII    -     Preferred Stock Purchase Agreement, dated as
                      of January 26, 2001 by and between Marketing
                      Specialists Corporation and MS Acquisition Limited.

Exhibit XVIII   -     Letter, dated February 7, 2001, from Richmont Capital
                      Partners I, L.P. to the Special Committee of the Board of
                      Directors of Marketing Specialists Corporation.*


*Filed with this Amendment